Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (the “Agreement”), dated as of October 29, 2025 (the “Effective Date”), is by and among OFA Group, a Cayman Islands exempted company (the “Company”), and each of the investors signatory hereto (individually, a “Buyer” and collectively, the “Buyers”). Capitalized terms used in this Agreement without definition have the respective meanings ascribed to them in the Certificate of Designations (as defined below).

RECITALS

1.	The Company shall, upon shareholder approval of an amendment to the Company’s Memorandum and Articles of Association, authorize a new series of convertible preferred stock of the Company, designated as Series A Convertible Preferred Stock, $0.0001 par value per share, the terms of which are set forth in the certificate of designations of preferences and rights for such series of preferred stock (the “Certificate of Designations”) in the form attached hereto as Exhibit A (the “Series A Preferred Shares”), which Series A Preferred Shares shall have a stated value of $1,000 per share and be convertible into shares of ordinary shares of the Company, $0.001 par value per share (“Ordinary Shares”) (such shares of Ordinary Shares issuable pursuant to the terms of the Certificate of Designations, including, without limitation, upon conversion or otherwise, collectively, the “Conversion Shares”), in accordance with the terms of the Certificate of Designations.

2.	The Buyers wish to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement and pursuant to one or more effective registrations statement under the Securities Act of 1933, as amended (the “1933 Act”), up to an aggregate of $50,000,000 stated value of the Company’s Series A Preferred Shares at multiple closings, in each case, on the terms of and subject to the conditions set forth in this Agreement.

3.	On or around the date of Initial Closing (as defined below), on the terms of and subject to the conditions set forth herein, the Buyers wish to purchase an aggregate of $1,500,000 stated value of Series A Preferred Shares, with each such Buyer to purchase such aggregate number of shares of Series A Preferred Shares set forth on the executed signature page of such Buyer under the heading “Initial Preferred Shares” (such amount, the “Buyer Initial Share Purchase Amount,” and such aggregate amount for all Buyers shall be referred to herein as the “Initial Preferred Shares”).

4.	Following the Initial Closing and on or around the date of the Second Closing (as defined below) and on the terms and subject to the conditions set forth in this Agreement, the Buyers wish to purchase an aggregate of $500,000 in stated value of the Series A Preferred Shares, with each such Buyer to purchase such aggregate number of shares of Series A Preferred Shares set forth on the executed signature page of each such Buyer under the heading “Second Preferred Shares” (such amount, the “Buyer Second Share Purchase Amount,” and such aggregate amount for all Buyers, the “Second Preferred Shares”).

5.	Following the Initial Closing and on or around the date of the Second Closing (as defined below), upon the effectiveness the Registration Statement (as defined below) and on the terms and subject to the conditions set forth in this Agreement, the Buyers wish to purchase an aggregate of $4,000,000 in stated value of the Series A Preferred Shares, with each such Buyer to purchase such aggregate number of shares of Series A Preferred Shares set forth on the executed signature page of each such Buyer under the heading “Second Preferred Shares” (such amount, the “Buyer Third Share Purchase Amount,” and such aggregate amount for all Buyers, the “Third Preferred Shares”).

6.	The Buyers further wish to purchase, on the terms of and subject to the conditions set forth in this Agreement, up to such aggregate number of shares of Series A Preferred Shares set forth on the executed signature page of each such Buyer under the heading “Additional Preferred Shares” (such amount, the “Buyer Additional Share Purchase Amount,” and together with the Buyer Initial Share Purchase Amount, the “Buyer Share Purchase Amount,” and such aggregate amount for all Buyers shall be referred to herein as the “Additional Preferred Shares” and, together with the Initial Preferred Shares, the Second Preferred Shares and the Third Preferred Shares, the “Preferred Shares”) at one or more closings after the Third Closing Date (as defined below), each such closing in an aggregate amount of up to $44,000,000 in stated value of Additional Preferred Shares.

7.	In connection with the transactions contemplated hereby, the Company and the Buyers will enter into a registration rights agreement in substantially the form attached hereto as Exhibit B (the “Registration Rights Agreement”), pursuant to which the Company shall agree to register the resale of the Conversion Shares and Dividend Shares (as defined below) under the 1933 Act, and the Company shall also deliver to its transfer agent an irrevocable transfer agent instruction letter in the form attached hereto as Exhibit C (the “Irrevocable Transfer Agent Instruction Letter”). This Agreement, together with the Registration Rights Agreement, the Irrevocable Transfer Agent Instruction Letter, and the Certificate of Designations, are collectively referred to herein as the “Transaction Documents.”

8.	The Preferred Shares are, under specific circumstances set forth in the Certificate of Designations, entitled to Dividends (as defined in the Certificate of Designations) and certain other amounts (the “Dividend Shares”).

9.	The Preferred Shares, the Conversion Shares and the Dividend Shares are collectively referred to herein as the “Securities.”

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each Buyer hereby agree as follows:

1. Purchase and Sale of Preferred Shares.

1.1 Purchase of Preferred Shares.

(a) Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(a) and 7(a) below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Initial Closing Date (as defined below), such Buyer’s Buyer Initial Share Purchase Amount.

(b) Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(b) and 7(b) below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Second Closing Date (as defined below) such Buyer’s Buyer Second Share Purchase Amount of Series A Preferred Shares.

(c) Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(c) and 7(c) below, including without limitation the effectiveness of the Registration Statement filed with the Commission covering the resale of the Conversion Shares and Dividend Shares, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Second Closing Date (as defined below) such Buyer’s Buyer Third Share Purchase Amount of Series A Preferred Shares.

(d) Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(d) and 7(d) below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on each Additional Closing Date (as defined below), such Buyer’s Buyer Additional Share Purchase Amount.

1.2 Closing.

(a) The initial closing (the “Initial Closing”) of the purchase of the Initial Preferred Shares by the Buyers shall occur remotely by the electronic transfer of Closing documentation. The date and time of the Closing (the “Initial Closing Date”) shall be 10:00 a.m., New York City time, within the second (2nd) Business Day on which the conditions to the Closing set forth in Sections 6(a) and 7(a) below are satisfied or waived by the Buyers (or such other date as is mutually agreed to by the Company and each Buyer). The date of the Initial Closing is referred to herein as the “Initial Closing Date.”

(b) The second closing (the “Second Closing”) of the purchase of the Second Preferred Shares shall occur remotely by electronic exchange of executed documents and signatures on the first (1st) Business Day following the satisfaction (or waiver) of the conditions to the Second Closing set forth in Sections 6(b) and 7(b) below (or such other date as may be mutually agreed by the Company and the Buyers). The date of the Second Closing is referred to herein as the “Second Closing Date.”

(c) The second closing (the “Third Closing”) of the purchase of the Second Preferred Shares shall occur remotely by electronic exchange of executed documents and signatures on the first (1st) Business Day following written notice from the Company confirming the effectiveness of the Registration Statement and the satisfaction (or waiver) of the conditions to the Second Closing set forth in Sections 6(c) and 7(c) below (or such other date as may be mutually agreed by the Company and the Buyers). The date of the Third Closing is referred to herein as the “Third Closing Date.”

(d) Each additional closing thereafter (each such closing an “Additional Closing” and all such Additional Closings collectively with the Initial Closing, the Second Closing and the Third Closing, the “Closings” and each a “Closing”) of the purchase of the Additional Preferred Shares by the Buyers shall occur remotely by the electronic transfer of Closing documentation. The date and time of each Additional Closing (each such date an “Additional Closing Date” and collectively with the Initial Closing Date and the Second Closing Date, the “Closing Dates” and each a “Closing Date”) shall be 10:00 a.m., New York City time, on the first (1st) Business Day on which the conditions to the Closing set forth in Sections 6(d) and 7(d) below are satisfied or waived (or such other date as is mutually agreed to by the Company and each Buyer).

(e) As used herein “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

1.3 Purchase Price.

(a) The purchase price per share of the Preferred Shares is $900. The Initial Purchase Price, Second Purchase Price, the Third Purchase Price and any Additional Purchase Price, each defined below, are collectively referred to herein as the “Purchase Price.”

(b) The aggregate purchase price for the Initial Preferred Shares to be purchased by each Buyer (the “Initial Purchase Price”) shall be the amount set forth on the executed signature page of such Buyer under the label “Initial Purchase Price,” payable on the Initial Closing Date upon the satisfaction (or waiver) of the conditions specified in Section 6(a) and 7(a).

(c) The aggregate purchase price for the Second Preferred Shares to be purchased by each Buyer (the “Second Purchase Price”) shall be the amount set forth on the executed signature page of such Buyer under the label “Second Purchase Price,” payable on the Second Closing Date upon satisfaction (or waiver) of the conditions specified in Sections 6(b) and 7(b), including, without limitation, the effectiveness of the Registration Statement.

(d) The aggregate purchase price for the Third Preferred Shares to be purchased by each Buyer (the “Third Purchase Price”) shall be the amount set forth on the executed signature page of such Buyer under the label “Third Purchase Price,” payable on the Third Closing Date upon satisfaction (or waiver) of the conditions specified in Sections 6(c) and 7(c), including, without limitation, the effectiveness of the Registration Statement.

(e) The aggregate purchase price for the Additional Preferred Shares to be purchased by each Buyer (the “Additional Purchase Price”) shall be up to the maximum amount set forth on the executed signature page of such Buyer under the label “Additional Purchase Price,” payable on the Additional Closing Dates upon the satisfaction (or waiver) of the conditions specified in Section 6(d) and 7(d).

1.4 Form of Payment.

(a) On the Initial Closing Date, (i) each Buyer shall pay its respective Initial Purchase Price (less, in the case of the Lead Buyer, the Transaction Expenses to be withheld pursuant to Section 4(g)) to the Company for the Initial Preferred Shares to be issued and sold to such Buyer at the Initial Closing, by wire transfer of immediately available funds in accordance with the Company’s written wire instructions and (ii) the Company shall deliver to each Buyer the Buyer Initial Shares Purchase Amount registered in the name of such Buyer or its designee.

(b) On the Second Closing Date, (i) each Buyer shall pay its respective Second Purchase Price to the Company for the Second Preferred Shares to be issued and sold to such Buyer at the Second Closing, by wire transfer of immediately available funds in accordance with the Company’s written wire instructions, and (ii) the Company shall deliver to each Buyer the Buyer Second Share Purchase Amount, duly registered in the name of such Buyer or its designee.

(c) On the Third Closing Date, (i) each Buyer shall pay its respective Third Purchase Price to the Company for the Third Preferred Shares to be issued and sold to such Buyer at the Third Closing, by wire transfer of immediately available funds in accordance with the Company’s written wire instructions, and (ii) the Company shall deliver to each Buyer the Buyer Third Share Purchase Amount, duly registered in the name of such Buyer or its designee.

(d) On each Additional Closing Date, (i) each Buyer shall pay its respective Additional Purchase Price to the Company for the Additional Preferred Shares to be issued and sold to such Buyer at such Additional Closing, by wire transfer of immediately available funds in accordance with the Company’s written wire instructions and (ii) the Company shall deliver to each Buyer the Buyer Additional Share Purchase Amount to be issued and sold to such Buyer at such Additional Closing in the name of such Buyer or its designee.

2. Buyer’s Representations and Warranties.

Each Buyer, severally and not jointly, represents and warrants to the Company with respect to only itself that, as of the date hereof and as of each Closing Date:

2.1 Organization; Authority. Such Buyer is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents to which it is a party and otherwise to carry out its obligations hereunder and thereunder.

2.2 Accredited Investor Status; Experience. Such Buyer is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D. Such Buyer, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. Such Buyer is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

2.3 Information. Such Buyer acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and the SEC Documents (as defined below). Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities that have been requested by such Buyer. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer’s right to rely on the Company’s representations and warranties contained herein. Such Buyer understands that its investment in the Securities involves a high degree of risk. Such Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities. Such Buyer is not relying, and has not relied, upon any statement, advice (whether accounting, legal, tax or other), representation or warranty made by the Company, R.F. Lafferty & Co. Inc. (the “Placement Agent”) or any of their affiliates or representatives except for (i) the statements made by the Company in the SEC Documents and (ii) the representations and warranties made by the Company in this Agreement.

2.4 No Governmental Review. Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

2.5 Validity; Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligation of such Buyer enforceable against such Buyer in accordance with its terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

2.6 No Conflicts. The execution, delivery and performance by such Buyer of this Agreement and the consummation by such Buyer of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of such Buyer, or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder. For the avoidance of doubt, one of the Buyers is an Affiliate Buyer (as defined below), and such Affiliate Buyer is making this representation on the same terms as all other Buyers. “Affiliate Buyer” means TriCore Foundation, LLC, a Buyer that, directly or indirectly through one or more affiliates of the Company, including Li Hsien “Larry” Wong, Wai Wong “Keith” Chong and Weiheng “Ricky” Cai, controls, is controlled by, or is under common control with, the Company, where “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

2.7 No Affiliates. With the exception of the Affiliate Buyer, each Buyer (i) is not, and has not been at any time during the consecutive three-month period preceding the date hereof, a director, officer or “affiliate” (as defined in Rule 144 (as defined below)) of the Company or any of its Subsidiaries and (ii) is not, to its knowledge, a “beneficial owner” of more than 10% of the shares of Ordinary Shares (as defined for purposes of Rule 13d-3 of the 1934 Act).

2.8 Residency. Such Buyer is a resident of that jurisdiction set forth in the Buyer’s address for notice as it appears on the executed signature page of such Buyer.

2.9 Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, such Buyer has not, nor has any Person acting on behalf of or pursuant to any understanding with such Buyer, directly or indirectly, executed any purchases or sales, including Short Sales, of the securities of the Company, during the period commencing as of the time that such Buyer first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder, and such Buyer will not engage, directly or indirectly, in any such activities until the public disclosure of the transactions contemplated by the Transaction Documents pursuant to the 6-K Filing (as defined below). Notwithstanding the foregoing, in the case of a Buyer that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Buyer’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Buyer’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement. Other than to other Persons party to this Agreement or to such Buyer’s representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and affiliates, such Buyer has maintained the confidentiality of all disclosures made to it in connection with the transactions contemplated hereby or in any of the other Transaction Documents or any other agreements or instruments to be entered into in connection herewith or therewith (including the existence and terms of such transactions). “Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the 1934 Act (but shall not be deemed to include locating and/or borrowing shares of Ordinary Shares). For purposes of this Agreement, “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and any Governmental Entity (as defined below) or any department or agency thereof.

2.10 Placement Agent Fee. Each Buyer understands that the Company intends to pay the Placement Agent a fee in respect to the transactions contemplated hereunder.

3. Representations and Warranties of the Company.

The Company represents and warrants to each of the Buyers that, as of the date hereof and as of each Closing Date:

3.1 Organization and Qualification. The Company and any subsidiary that is a significant subsidiary (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”)) (each, a “Subsidiary,” collectively, the “Subsidiaries”), are, and will be, duly organized, validly existing as a corporation and in good standing under the laws of their respective jurisdictions of organization. The Company and the Subsidiaries are duly licensed or qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such license or qualification, and have all corporate power and authority necessary to own or hold their respective properties and to conduct their respective businesses, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect on the assets, business, operations, earnings, properties, condition (financial or otherwise), prospects, shareholders’ equity or results of operations of the Company and the Subsidiaries taken as a whole, or prevent the consummation of the transactions contemplated hereby (a “Material Adverse Effect”). The Company owns directly or indirectly, all of the equity interests of the Subsidiaries free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction, and all the equity interests of the Subsidiaries are validly issued and are fully paid, nonassessable and free of preemptive and similar rights.

3.2 Authorization; Enforcement; Validity. The Company has full legal right, power and authority to enter into this Agreement and the other Transaction Documents and perform the transactions contemplated hereby and thereby (including, upon Shareholder Approval, the issuance by the Company of the Preferred Shares and the reservation for issuance and issuance of the Conversion Shares issuable upon conversion of the Preferred Shares and the reservation for issuance and issuance of any Dividend Shares issuable pursuant to the terms of the Certificate of Designations). This Agreement has been, and the other Transaction Documents to which it is a party will be prior to the Closing, duly authorized, executed and delivered by the Company and a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles and (ii) the indemnification and contribution provisions herein and therein may be limited by federal or state securities laws and public policy considerations in respect thereof.

3.3 Issuance of Securities; Registration. The Preferred Shares, when issued and delivered against payment therefor as provided herein, when issued and delivered in accordance with the terms of the Certificate of Designations, if and as when lawfully declared as dividends by the Company, will be validly issued, fully paid and non-assessable and free from all preemptive or similar rights, mortgages, defects, claims, liens, pledges, charges, taxes, rights of first refusal, encumbrances, security interests and other encumbrances (collectively “Liens”) (other than any Lien arising from an act or omission of a Buyer) with respect to the issuance thereof. As of the Shareholder Approval of the Proposed Amended and Restated Memorandum and Articles of Association, the Company shall have reserved out of its authorized and unissued Ordinary Shares a number of shares of Ordinary Shares equal to the sum of (i) 100% of the aggregate number of shares of Ordinary Shares as shall from time to time be necessary to effect the conversion of all of the Preferred Shares then outstanding (including the Preferred Shares being purchased by the Buyers at such Closing) at the Floor Price (as defined in the Certificate of Designations) then in effect (without regard to any limitations on conversions set forth in the Certificate of Designations) and (ii) 100% of the aggregate number of shares of Ordinary Shares that would be issuable as Dividend Shares for the payment of twelve (12) months of Dividends on the Preferred Shares then outstanding at the Floor Price then in effect (without regard to any limitations on conversions set forth in the Certificate of Designations). The Conversion Shares, when issued upon conversion of the Preferred Shares or the issuance of the Dividend Shares in accordance with the terms of the Certificate of Designations, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights or Liens (other than any Lien arising from an act or omission of a Buyer) with respect to the issuance thereof. On or prior to the Third Closing Date, the Company has, or shall have, prepared and filed an effective registration statement (registering the issuance and sale of certain securities to be issued from time to time by the Company, including the Ordinary Shares issuable in connection with the issuance of the Dividend Shares and the Conversion Shares issuable upon conversion of the Preferred Shares) on Form F-1 with the SEC (a “Registration Statement”) in conformity with the requirements of the 1933 Act and in accordance with the timing and obligations of the Registration Rights Agreement, including a prospectus forming a part of such Registration Statement (the “Prospectus”).

3.4 No Conflicts. Neither the execution of the Transaction Documents by the Company, nor the issuance, offering or sale of the Securities, nor the consummation of any of the transactions contemplated herein or therein, nor the compliance by the Company with the terms and provisions hereof or thereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to the terms of any contract or other agreement to which the Company may be bound or to which any of the property or assets of the Company is subject, except (i) such conflicts, breaches or defaults as may have been waived and (ii) such conflicts, breaches and defaults that would not have a Material Adverse Effect; nor will such action result (x) in any violation of the provisions of the Amended and Restated Memorandum and Articles of Association (as amended from time to time) (as defined below) or other organizational documents of the Company, or (y) in any material violation of the provisions of any statute or any order, rule or regulation applicable to the Company or of any court or of any federal, state or other regulatory authority or other government body having jurisdiction over the Company, including the Eligible Market on which the Ordinary Shares is then listed or quoted (the “Principal Market”), except where such violation would not have a Material Adverse Effect.

3.5 Consents. The Company is not required to obtain any consent from, authorization or order of, or make any filing or registration with (other than the filing with the SEC of any applicable Registration Statement, Prospectus, any other filings as may be required under the 1933 Act or the 1934 Act or by any state securities agencies, the notice and/or application(s) to the Principal Market for the issuance and sale of the Securities and the listing of the Conversion Shares for trading thereon in the time and manner required thereby,) any Governmental Entity (as defined below) or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case, in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company is required to obtain prior to the Closing Date pursuant to the preceding sentence have been or will be obtained or effected on or prior to the Closing Date, and the Company is not aware of any facts or circumstances which might prevent the Company from obtaining or effecting any of the registration, application or filings contemplated by the Transaction Documents. “Governmental Entity” means any (i) nation, state, county, city, town, village, district, or other political jurisdiction of any nature, (ii) federal, state, local, municipal, foreign, or other government, (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), (iv) multi-national organization or body, or (v) body entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.

3.6 Acknowledgment Regarding Buyer’s Purchase of Securities. Assuming the accuracy of each Buyer’s representations and warranties hereunder, the Company acknowledges and agrees that each Buyer is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer, with the exception of the Affiliate Buyer, is (i) an officer or director of the Company or any of its Subsidiaries, (ii) an “affiliate” (as defined in Rule 144 or Rule 144A promulgated under the 1933 Act (or a successor rule thereto) (collectively, “Rule 144”)) of the Company or any of its Subsidiaries or (iii) to its knowledge, a “beneficial owner” of more than 10% of the shares of Ordinary Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “1934 Act”)). The Company further acknowledges that no Buyer, with the exception of the Affiliate Buyer, is acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer’s purchase of the Securities. The Company further represents to each Buyer that the Company’s decision to enter into the Transaction Documents to which it is a party has been based solely on the independent evaluation by the Company and its representatives.

3.7 [Reserved].

3.8 No Integrated Offering. Assuming the accuracy of each Buyer’s representations and warranties hereunder, none of the Company, its Subsidiaries nor, to the Company’s knowledge, any of its affiliates or any Person acting on its behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any Company security under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of (i) the 1933 Act, which would require the registration of any such securities under the 1933 Act, or (ii) any applicable shareholder approval provisions of any exchange or automated quotation system on which any of the securities of the Company are listed or designated for quotation.

3.9 Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares and the Dividend Shares will increase in certain circumstances. The Company further acknowledges that its obligation to issue the Conversion Shares, the Preferred Shares and the Dividend Shares pursuant to the terms of the Certificate of Designations and in accordance with this Agreement, is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

3.10 Application of Takeover Protections; Rights Agreement. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, interested shareholder, business combination, poison pill (including, without limitation, any distribution under a rights agreement), shareholder rights plan or other similar anti-takeover provision under the Amended and Restated Memorandum and Articles of Association (as amended from time to time) or other organizational documents or the laws of the jurisdiction of its incorporation or otherwise which is or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Securities and any Buyer’s ownership of the Securities, except as set forth in the Certificate of Designations. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of shares of Ordinary Shares or a change in control of the Company or any of its Subsidiaries.

3.11 SEC Documents; Financial Statements. During the two (2) years prior, or the formation of the Company, as applicable, to the later of the date hereof and the most recent Closing Date, the Company has timely filed all reports, schedules, forms, proxy statements, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act (all of the foregoing filed prior to such date and all exhibits and appendices included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). The Company has delivered or has made available to the Buyers or their respective representatives true, correct and complete copies of each of the SEC Documents not available on the EDGAR system. As of their respective dates (except to the extent amended by a subsequently filed SEC Document), the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC (except to the extent amended by a subsequently filed SEC Document), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in the SEC Documents, together with the related notes and schedules, present fairly, in all material respects, the consolidated financial position of the Company and the Subsidiaries as of the dates indicated and the consolidated results of operations, cash flows and changes in shareholders’ equity of the Company and the Subsidiaries for the periods specified (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate) and have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applied on a consistent basis throughout the periods presented (except (i) for such adjustments to accounting standards and practices as are noted therein and (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) during the periods involved. No other information provided by or on behalf of the Company to any of the Buyers which is not included in the SEC Documents (including, without limitation, information referred to in Section 2(c) of this Agreement) contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein not misleading, in the light of the circumstance under which they are or were made. The Company is not currently contemplating to amend or restate any of the financial statements (including, without limitation, any notes or any letter of the independent accountants of the Company with respect thereto) included or incorporated by reference in the Registration Statement and the Prospectus (the “Financial Statements”), nor is the Company currently aware of facts or circumstances which would require the Company to amend or restate any of the Financial Statements, in each case, in order for any of the Financials Statements to be in conformity with IFRS and in compliance with the published requirements of the 1933 Act and 1934 Act, as applicable. The Company has not been informed by its independent accountants that they recommend that the Company amend or restate any of the Financial Statements or that there is any need for the Company to amend or restate any of the Financial Statements.

3.12 Absence of Certain Changes. Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement and Prospectus, there has not been (i) any Material Adverse Effect, or any development that would result in a Material Adverse Effect, (ii) any transaction which is material to the Company and the Subsidiaries taken as a whole, (iii) any obligation or liability, direct or contingent (including any off-balance sheet obligations), incurred by the Company or the Subsidiaries, which is material to the Company and the Subsidiaries taken as a whole, (iv) any material change in the capital stock (other than (A) the grant of additional options under the Company’s existing stock option plans, (B) changes in the number of outstanding Ordinary Shares the Company due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Ordinary Shares outstanding on the date hereof, (C) as a result of the issuance of Placement Shares, (D) any repurchases of capital stock of the Company, (E) as described in a proxy statement filed on Schedule 14A or a Registration Statement on Form S-4, or (F) otherwise publicly announced) or outstanding long-term indebtedness of the Company or the Subsidiaries or (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or any Subsidiary, other than in each case above in the ordinary course of business or as otherwise disclosed in the Registration Statement or Prospectus (including any document incorporated by reference therein). The Company has not taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does the Company have any knowledge or reason to believe that any of its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. The Company and its Subsidiaries, on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Company Insolvent (as defined below). For purposes of this Section 3(l), “Company Insolvent” means, with respect to the Company and its Subsidiaries, on a consolidated basis, (A) the present fair saleable value of the Company’s and its Subsidiaries’ consolidated assets is less than the amount that will be required to pay the probable liability of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (B) the Company and its Subsidiaries are unable to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured or (C) the Company and its Subsidiaries intend to incur or believe that they will incur debts that would be beyond their ability to pay as such debts mature. Neither the Company nor any of its Subsidiaries has engaged in any business or in any transaction, and is not about to engage in any business or in any transaction, for which the Company’s and its Subsidiaries’ remaining consolidated assets constitute unreasonably small capital with which to conduct the business in which the Company is engaged as such business is now conducted and is proposed to be conducted.

3.13 [Reserved].

3.14 Conduct of Business; Regulatory Permits. Neither the Company nor any Subsidiary is (i) in violation of its charter or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other similar agreement or instrument to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound or to which any of the property or assets of the Company or any Subsidiary is subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of each of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, have a Material Adverse Effect. To the Company’s knowledge, no other party under any material contract or other agreement to which it or any Subsidiary is a party is in default in any respect thereunder where such default would have a Material Adverse Effect. Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of the Principal Market and has no knowledge of any facts or circumstances that could reasonably lead to delisting or suspension of the Ordinary Shares by the Principal Market in the foreseeable future. Since January 1, 2023, (i) the Ordinary Shares has been listed or designated for quotation on an Eligible Market, (ii) trading in the Ordinary Shares has not been suspended by the SEC or such Eligible Market and (iii) except as disclosed in the SEC Documents, the Company has received no communication, written or oral, from the SEC or such Eligible Market regarding the suspension or delisting of the Ordinary Shares from such Eligible Market. The Company and the Subsidiaries possess or have obtained, all licenses, certificates, consents, orders, approvals, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as currently conducted, as described in the Registration Statement and the Prospectus (the “Permits”), except where the failure to possess, obtain or make the same would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor any Subsidiary has received written notice of any proceeding relating to revocation or modification of any such Permit or has any reason to believe that such Permit will not be renewed in the ordinary course, except where the failure to obtain any such renewal would not, individually or in the aggregate, have a Material Adverse Effect. There is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

3.15 No Improper Practices. (i) None of the Company or any of its Subsidiaries or affiliates, or any director or officer thereof, or, to the Company’s knowledge, any employee, agent or representative of the Company or of any of its Subsidiaries or affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment, giving or receipt of money, property, gifts or anything else of value, directly or indirectly, to any government official (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) (“Government Official”) in order to influence official action, or to any person in violation of any applicable anti-corruption laws; (ii) the Company and each of its Subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintained and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with such laws and with the representations and warranties contained in this paragraph (o); and (iii) neither the Company nor any of its Subsidiaries will use, directly or indirectly, the proceeds of the offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption laws.

3.16 Sarbanes–Oxley Act. There is and has been no failure on the part of the Company or, to the knowledge of the Company, any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations promulgated thereunder. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the Commission during the past 12 months. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in Rules 13a-15 and 15d-15 under the 1934 Act.

3.17 Transactions With Affiliates. Except as disclosed in the SEC Documents or for which no disclosure is required in the SEC Documents, or as it relates to the Affiliate Buyer being a party to this Agreement, no current or former employee, director, officer or shareholder (direct or indirect) of the Company or its Subsidiaries, or, to the knowledge of the Company, any affiliate of any thereof, or any relative with a relationship no more remote than first cousin of any of the foregoing, is presently, or has ever been, (i) a party to any transaction with the Company or its Subsidiaries (including any contract, agreement or other arrangement providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring payments to, any such director, officer or shareholder or such associate or affiliate or relative Subsidiaries (other than for ordinary course services as employees, officers or directors of the Company or any of its Subsidiaries)) or (ii) the direct or indirect owner of an interest in any corporation, firm, association or business organization which is a competitor, supplier or customer of the Company or its Subsidiaries (except for a passive investment (direct or indirect) in less than 5% of the common equity of a company whose securities are traded on or quoted through an Eligible Market (as defined in the Certificate of Designations)), nor does any such Person receive income from any source other than the Company or its Subsidiaries which relates to the business of the Company or its Subsidiaries or should properly accrue to the Company or its Subsidiaries. No employee, officer, shareholder or director of the Company or any of its Subsidiaries or member of his or her immediate family is indebted to the Company or its Subsidiaries, as the case may be, nor is the Company or any of its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, and (iii) for other standard employee benefits made generally available to all employees or executives (including stock option agreements outstanding under any stock option plan approved by the Board of Directors of the Company).

3.18 Share Capital Structure. As of the date hereof, the authorized share capital of the Company consists $50,000 divided into 50,000,000 ordinary shares par value $0.001, of which 14,223,611 shares of ordinary shares are issued and outstanding. Upon the Shareholder Approval of the proposed Amended and Restated Memorandum and Articles of Association, the authorized share capital of the Company shall become $320,000 divided into (i) 100,000,000 shares of Class A Ordinary Shares, of which, 14,223,611 shares of Class A ordinary shares will be issued and outstanding, (ii) 20,000,000 shares of Class B ordinary shares, of which, 20,000,000 shares of Class B ordinary shares will be issued and outstanding and (iii) 200,000,000 shares of a par value of each US$0.001 each of such class or classes as the Board may determine in accordance with the Memorandum and Articles, of which none are issued and outstanding. However, 50,000 shares of the 200,000,000 shall be issued and designated in accordance with the terms and conditions of the Certificate of Designation in association with this Agreement. “Convertible Securities” means any capital stock or other security of the Company that is at any time and under any circumstances directly or indirectly convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any capital stock or other security of the Company (including, without limitation, Ordinary Shares). All of such outstanding shares are duly authorized and have been, or upon issuance will be, validly issued and are fully paid and non-assessable. (i) none of the Company’s capital stock is subject to preemptive rights, rights of first refusal or similar rights; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional capital stock of the Company or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company; (iii) there are no agreements or arrangements under which the Company is obligated to register the sale of any of its securities under the 1933 Act; (iv) there are no outstanding securities or other instruments of the Company which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to redeem a security of the Company; (v) there are no securities or other instruments of the Company containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; (vi) the Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement; and (vii) neither the Company nor any of its Subsidiaries have any liabilities or obligations required to be disclosed in the SEC Documents which are not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company’s or its Subsidiaries’ respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect. The Company has furnished to the Buyers, or filed on EDGAR, true, correct and complete copies of the Company’s Amended and Restated Memorandum and Articles of Association (as amended from time to time) as in effect on the date hereof (the “Memorandum and Articles of Association”), the proposed Amended and Restated Memorandum and Articles of Association (as amended from time to time) which shall be in effect on upon shareholder approval (the “Proposed Memorandum and Articles of Association”), and the terms of all Convertible Securities convertible into, or exercisable or exchangeable for, shares of Ordinary Shares and the material rights of the holders thereof in respect thereto.

3.19 Indebtedness and Other Contracts. Except as set forth in the Registration Statement, neither the Company nor any of its Subsidiaries, (i) has any outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound (x) that would be required to be reflected in the Company’s consolidated financial statements pursuant to IFRS or (y) that constitute material obligations of the Company and its Subsidiaries, taken as a whole, whether or not required to be so reflected, (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) has any financing statements securing obligations in any amounts filed in connection with the Company or any of its Subsidiaries; (iv) is in violation of any term of, or in default under, any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (v) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect. For purposes of this Agreement: (x) “Indebtedness” of any Person means, without duplication (A) all obligations of such Person for borrowed money, (B) all obligations of such Person issued, undertaken or assumed as the deferred purchase price of property or services, including, without limitation, “capital leases” in accordance with IFRS, (other than trade payables or accrued expenses entered into in the ordinary course of business consistent with past practice, payroll liabilities and deferred compensation and severance, pension, health and welfare retirement and equivalent benefits to current or former employees, directors or managers of such Person and its subsidiaries), (C) all reimbursement or payment obligations of such Person with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations of such Person under any leasing or similar arrangement which, in connection with IFRS, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and contract rights) with respect to any asset or property owned by such Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; and (y) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

3.20 Litigation. There are no legal or governmental proceedings pending or threatened to which the Company or any Subsidiary is a party or to which any of the properties of the Company or any Subsidiary is subject (i) other than proceedings accurately described in all material respects in the Prospectus and proceedings that would not have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole, or on the power or ability of the Company to perform its obligations under the Transaction Documents or to consummate the transactions contemplated hereby or thereby or (ii) that are required to be described in the Registration Statement or the Prospectus and are not so described. Without limitation of the foregoing, there has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company, any of its Subsidiaries or any current or former director or officer of the Company or any of its Subsidiaries relating to the Company. Neither the Company nor any of its Subsidiaries is subject to any order, writ, judgment, injunction, decree, determination or award of any Governmental Entity.

3.21 Insurance. The Company and the Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as the Company and the Subsidiaries reasonably believe are adequate for the conduct of their business.

3.22 Employee Matters; Benefit Plans.

(a) No labor disturbance by or dispute with employees of the Company or any Subsidiary exists or, to the knowledge of the Company, is threatened which would result in a Material Adverse Effect.

(b) To the knowledge of the Company, (i) each material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) that is maintained, administered or contributed to by the Company or any of its affiliates for employees or former employees of the Company and the Subsidiaries has been maintained in material compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Internal Revenue Code of 1986, as amended (the “Code”); (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred which would result in a material liability to the Company with respect to any such plan excluding transactions effected pursuant to a statutory or administrative exemption; and (iii) for each such plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no “accumulated funding deficiency” as defined in Section 412 of the Code has been incurred, whether or not waived, and the fair market value of the assets of each such plan (excluding for these purposes accrued but unpaid contributions) equals or exceeds the present value of all benefits accrued under such plan determined using reasonable actuarial assumptions, other than, in the case of (i), (ii) and (iii) above, as would not have a Material Adverse Effect.

3.23 Assets; Title. The Company and the Subsidiaries have good and marketable title to all items of real property and good and valid title to all personal property (other than Intellectual Property, which is addressed exclusively in Section 3(x) below) described in the Registration Statement or Prospectus as being owned by them that are material to the businesses of the Company or such Subsidiary, in each case free and clear of all Liens, except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries or (ii) would not, individually or in the aggregate, have a Material Adverse Effect. Any real property described in the Registration Statement or Prospectus as being leased by the Company and the Subsidiaries is held by them under valid, existing and enforceable leases, except those that (A) do not materially interfere with the use made or proposed to be made of such property by the Company or the Subsidiaries or (B) would not, individually or in the aggregate, have a Material Adverse Effect.

3.24 Intellectual Property. The Company and the Subsidiaries own or possess adequate enforceable rights to use all patents, patent applications, trademarks (both registered and unregistered), trade names, trademark registrations, service marks, service mark registrations, Internet domain name registrations, copyrights, copyright registrations, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as conducted as of the date hereof, except to the extent that the failure to own or possess adequate rights to use such Intellectual Property would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and the Subsidiaries have not received any written notice of any claim of infringement or conflict which asserted Intellectual Property rights of others, which infringement or conflict, if the subject of an unfavorable decision, would result in a Material Adverse Effect. There are no pending, or to the Company’s knowledge, threatened judicial proceedings or interference proceedings challenging the Company’s or any Subsidiary’s rights in or to or the validity of the scope of any of the Company’s or its Subsidiaries’ patents, patent applications or proprietary information. To the Company’s knowledge, there are no third parties who have established rights or have any claim in any of the Company’s or any of its Subsidiary’s patents, patent applications or any patent to be issued therefrom by virtue of any contract, license or other agreement entered into between such entity or individual and the Company or any Subsidiary or by any non-contractual obligation, other than by written licenses granted by the Company or any Subsidiary. The Company has not received any written notice of any claim challenging the rights of the Company or its Subsidiaries in or to any Intellectual Property owned, licensed or optioned by the Company or any Subsidiary which claim, if the subject of an unfavorable decision, would result in a Material Adverse Effect.

3.25 Environmental Laws. The Company and the Subsidiaries (i) are in compliance with any and all applicable federal, state, local and foreign laws, rules, regulations, decisions and orders relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses as described in the Registration Statement and the Prospectus; and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except, in the case of any of clauses (i), (ii) or (iii) above, for any such failure to comply or failure to receive required permits, licenses, other approvals or liability as would not, individually or in the aggregate, have a Material Adverse Effect.

3.26 Subsidiary Rights. The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

3.27 Tax Status. The Company and the Subsidiaries have filed all federal, state, local and foreign tax returns which have been required to be filed and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith, except where the failure to do so would not have a Material Adverse Effect. Except as otherwise disclosed in or contemplated by the Registration Statement or the Prospectus, no tax deficiency has been determined adversely to the Company or any Subsidiary which has had, or would have, individually or in the aggregate, a Material Adverse Effect. The Company has no knowledge of any federal, state or other governmental tax deficiency, penalty or assessment which has been or might be asserted or threatened against it which would have a Material Adverse Effect.

3.28 Internal Accounting and Disclosure Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company is not aware of any material weaknesses in its internal control over financial reporting (other than as set forth in the Registration Statement or the Prospectus). Since the date of the latest audited financial statements of the Company included in the Prospectus, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting (other than as set forth in the Registration Statement or the Prospectus). The Company has established disclosure controls and procedures (as defined in 1934 Act Rules 13a-15 and 15d-15) that comply with the requirements of the 1934 Act. The Company’s certifying officers have evaluated the effectiveness of the Company’s controls and procedures as of a date within 90 days prior to the filing date of the Form 20-F for the fiscal year most recently ended (such date, the “Evaluation Date”). The Company presented in its Form 20-F for the fiscal year most recently ended the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the most recent Evaluation Date.

3.29 Off Balance Sheet Arrangements. There are no transactions, arrangements and other relationships between and/or among the Company, and/or, to the knowledge of the Company, any of its affiliates and any unconsolidated entity, including, but not limited to, any structured finance, special purpose or limited purpose entity (each, an “Off Balance Sheet Transaction”) that would affect materially the Company’s liquidity or the availability of or requirements for its capital resources, including those Off Balance Sheet Transactions described in the Commission’s Statement about Management’s Discussion and Analysis of Financial Conditions and Results of Operations (Release Nos. 33-8056; 34-45321; FR-61), required to be described in the Registration Statement or the Prospectus which have not been described as required.

3.30 Investment Company Status. The Company is not, and upon consummation of the sale of the Securities will not be, required to register as an “investment company” or an entity “controlled” by an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

3.31 Acknowledgement Regarding Buyers’ Trading Activity. The Company understands and acknowledges that, following the public disclosure of the transactions contemplated by the Transaction Documents pursuant to the 6-K Filing (as defined below), one or more Buyers, excluding the Affiliate Buyer, may engage in hedging and/or trading activities (including, without limitation, the location and/or reservation of borrowable shares of Ordinary Shares) in compliance with Section 4(k) of this Agreement at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the Dividend Shares or Conversion Shares, as applicable, deliverable with respect to the Securities are being determined and such hedging and/or trading activities (including, without limitation, the location and/or reservation of borrowable shares of Ordinary Shares), if any, can reduce the value of the existing shareholders’ equity interest in the Company both at and after the time the hedging and/or trading activities are being conducted.

3.32 Manipulation of Price. Neither the Company, nor any Subsidiary, nor, to the knowledge of the Company, any of their respective directors, officers or controlling persons has taken, directly or indirectly, any action designed, or that has constituted or would cause or result in, under the 1934 Act or otherwise, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities. Neither the Company nor any Subsidiary has incurred any liability for any finder’s fees, brokerage commissions or similar payments in connection with the transactions herein contemplated (other than the Placement Agent).

3.33 U.S. Real Property Holding Corporation. Neither the Company nor any of its Subsidiaries is, or has ever been a U.S. real property holding corporation within the meaning of Section 897 of the Code, and the Company and each Subsidiary shall so certify upon any Buyer’s reasonable request.

3.34 Transfer Taxes. On the Closing Date, all material stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the issuance, sale and transfer of the Securities to be sold to each Buyer hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with by the Company in all material respects.

3.35 Bank Holding Company Act. Neither the Company nor any of its Subsidiaries is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Company nor any of its Subsidiaries or affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

3.36 Shell Company Status. The Company is not a shell company (as defined in Rule 405 under the 1933 Act) and has not been a shell company for at least 12 calendar months previously and if it has been a shell company at any time previously, has filed current Form 10 information (as defined in General Instruction I.B.6 of Form S-3) or an equivalent thereof with the Commission at least 12 calendar months previously reflecting its status as an entity that is not a shell company.

3.37 Money Laundering. (i) Neither the Company nor any Subsidiary (solely for purposes of this paragraph (ll), collectively, the “Entity”) nor, to the Company’s knowledge, any director, officer, employee, agent, affiliate or representative of the Entity, is a government, individual, or entity (solely for purposes of this paragraph (mm), “Person”) that is, or is owned or controlled by a Person that is: (A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, His Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor (B) located, organized or resident in a country or territory that is the subject of Sanctions. (ii) The Entity will not, directly or indirectly, knowingly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person: (a) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or (b) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise). (iii) The Entity represents and covenants that, except as detailed in the Registration Statement and the Prospectus, for the past 5 years, it has not knowingly engaged in and is not now knowingly engaged in any dealing or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

3.38 Stock Option Plans. Each stock option granted by the Company was granted (i) in accordance with the terms of the applicable stock option plan of the Company and (ii) with an exercise price at least equal to the fair market value of the shares of Ordinary Shares on the date such stock option would be considered granted under IFRS and applicable law. No stock option granted under the Company’s stock option plan has been backdated. The Company has not knowingly granted, and there is no and has been no policy or practice of the Company to knowingly grant, stock options prior to, or otherwise knowingly coordinate the grant of stock options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.

3.39 No Disagreements with Accountants and Lawyers. There are no material disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company’s ability to perform any of its obligations under any of the Transaction Documents. In addition, on or prior to the date hereof, the Company had discussions with its accountants about its financial statements previously filed with the SEC. Based on those discussions, the Company has no reason to believe that it will need to restate any such financial statements or any part thereof.

3.40 No Additional Agreements. The Company does not have any agreement or understanding with any Buyer with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents.

3.41 Public Utility Holding Act. None of the Company nor any of its Subsidiaries is a “holding company,” or an “affiliate” of a “holding company,” as such terms are defined in the Public Utility Holding Act of 2005.

3.42 Federal Power Act. None of the Company nor any of its Subsidiaries is subject to regulation as a “public utility” under the Federal Power Act, as amended.

3.43 Cybersecurity. (i)(x) To the knowledge of Company, there has been no security breach or other compromise of any Company’s information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; (ii) the Company is presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; and (iii) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

3.44 Compliance with Data Privacy Laws. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) the Company and its Subsidiaries have complied and are presently in compliance with all internal and external privacy policies, contractual obligations, industry standards, applicable laws, statutes, judgments, orders, rules and regulations of any court or arbitrator or other governmental or regulatory authority and any other legal obligations, in each case, relating to the collection, use, transfer, import, export, storage, protection, disposal and disclosure by the Company or any of its Subsidiaries of personal, personally identifiable, household, sensitive, confidential or regulated data (“Data Security Obligations”); (ii) the Company has not received any notification of or complaint regarding and is unaware of any other facts that, individually or in the aggregate, would reasonably indicate non-compliance with any Data Security Obligation; and (iii) there is no action, suit or proceeding by or before any court or governmental agency, authority or body pending or, to the Company’s knowledge, threatened alleging non-compliance with any Data Security Obligation..

3.45 Disclosure. The Company confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that constitutes or would reasonably be expected to constitute material, non-public information concerning the Company or any of its Subsidiaries, other than (i) the existence of the transactions contemplated by this Agreement and the other Transaction Documents and (ii) any such information that shall be disclosed in accordance with Section 4(i). The Company understands and confirms that each of the Buyers will rely on the foregoing representations in effecting transactions in securities of the Company. All disclosure provided to the Buyers regarding the Company and its Subsidiaries, their businesses and the transactions contemplated hereby furnished by or on behalf of the Company or any of its Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Company or any of its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Other than with respect to the transactions contemplated by this Agreement and the other Transaction Documents, no event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, liabilities, prospects, operations (including results thereof) or conditions (financial or otherwise), which, under applicable law, rule or regulation, requires public disclosure at or before the date hereof or announcement by the Company but which has not been so publicly disclosed. The Company acknowledges and agrees that no Buyer makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 2.

4. Covenants.

4.1 Best Efforts. Each Buyer shall use its best efforts to timely satisfy each of the covenants hereunder and conditions to be satisfied by it as provided in Section 6 of this Agreement. The Company shall use its best efforts to timely satisfy each of the covenants hereunder and conditions to be satisfied by it as provided in Section 7 of this Agreement.

4.2 Reporting Status. From the date hereof until the date on which no shares of Series A Preferred Shares are outstanding or may become outstanding pursuant to the Transaction Documents (the “Reporting Period”), the Company shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would no longer require or otherwise permit such termination. As of their respective dates of filing, all such reports filed with the SEC shall comply in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of such reports, at the time they are filed with the SEC, shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates of filing, the financial statements of the Company included in such reports shall comply in all material respects with applicable accounting requirements and comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, in each case, as in effect as of the time of filing. Such financial statements will be prepared in all material respects in accordance with IFRS, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or as permitted by Regulation S-X, or (ii) in the case of unaudited financial statements, as permitted by the rules and regulations of the SEC) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the results of their operations and cash flows for the periods covered thereby (subject, in the case of unaudited financial statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate, and to the absences of notes).

4.3 Use of Proceeds. The Company shall use the proceeds from the sale of the Securities for general corporate purposes.

4.4 Financial Information. The Company agrees to send the following to each Buyer during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Report on Form 20-F, any other interim reports or any consolidated balance sheets, income statements, shareholders’ equity statements and/or cash flow statements for any period other than any annual report filed with the SEC, any Current Reports on Form 6-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act, (ii) unless the following are either filed with the SEC through EDGAR or are otherwise widely disseminated via a recognized news release service (such as PR Newswire or Business Wire), on the same day as the release thereof, email copies of all press releases issued by the Company or any of its Subsidiaries and (iii) unless the following are filed with the SEC through EDGAR, copies of any notices and other information made available or given to the shareholders of the Company, as applicable, generally, contemporaneously with the making available or giving thereof to the shareholders.

4.5 Listing. To the extent required by the rules of the Principal Market, the Company shall promptly secure the listing or designation for quotation (as the case may be) of all of the Conversion Shares upon the Principal Market (subject to official notice of issuance) and shall maintain the listing or designation for quotation (as the case may be) of all of the Conversion Shares from time to time issuable under the terms of the Transaction Documents on an Eligible Market. The Company shall maintain the Ordinary Shares’ listing on an Eligible Market. Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Ordinary Shares from an Eligible Market, except upon the immediate transfer of the listing thereof to another Eligible Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

4.6 Fees. The Company shall reimburse the Greentree Financial Group, Inc. (the “Lead Buyer”) a non-accountable amount of $50,000 for all costs and expenses incurred by it or its affiliates in connection with the structuring, documentation, negotiation and closing of the transactions contemplated by the Transaction Documents (the “Transaction Expenses”) and shall be withheld by the Lead Buyer from its Initial Purchase Price at the Initial Closing. Additionally, a reimbursement for Lead Buyer’s expenses related to the commitment of internal resources to administer this Transaction, in the amount of $7,500 per annum (the “Admin Reimbursement”), due at Closing and, thereafter, at the beginning of each year the Preferred remain outstanding. The Admin Reimbursement is payable only from the disbursement of funds in connection with the funding of an Additional Closing. The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, transfer agent fees, DTC (as defined below) fees or broker’s commissions (other than for Persons engaged by any Buyer) relating to or arising out of the transactions contemplated hereby (including, without limitation, any fees or commissions payable to the Placement Agent). Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyers.

4.7 Pledge of Securities. Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and agrees that the Securities may be pledged by a Buyer in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Buyer effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by a Buyer.

4.8 Disclosure of Transactions and Other Material Information.

(a) Disclosure of Transaction. The Company shall no later than 5:30 p.m., New York City time, on the Business Day following the date of this Agreement, file a Current Report on Form 6-K with the SEC describing all the material terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching all the material Transaction Documents (including, without limitation, this Agreement (and all schedules to this Agreement, to the extent material) and the form of Certificate of Designations) (including the attachments thereto, the “6-K Filing”). From and after the filing of the 6-K Filing, the Company shall have publicly disclosed all material, non-public information (if any) provided to any of the Buyers by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon the 6-K Filing, the Company acknowledges and agrees that any and all confidentiality or similar obligations in effect with respect to the transactions contemplated by the Transaction Documents under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and any of the Buyers or any of their affiliates, on the other hand, shall terminate in their entirety and be of no further force or effect in any respect.

(b) Disclosure of Additional Closings. The Company shall no later than 5:30 p.m., New York City time, on the date of the Second Closing, the Thrid Closing and each Additional Closing, file a Current Report on Form 6-K describing the Additional Closing in the form required by the 1934 Act (each, an “Additional 6-K Filing”). From and after the filing of any such Additional 6-K Filing, the Company shall have publicly disclosed all material, non-public information (if any) provided to any of the Buyers by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection with such Additional Closing.

(c) Limitations on Disclosure. The Company shall not, and the Company shall cause each of its Subsidiaries and each of its and their respective officers, directors, employees and agents not to, provide any Buyer with any material, non-public information regarding the Company or any of its Subsidiaries from and after the date hereof without the express prior written consent of such Buyer (which may be granted or withheld in such Buyer’s sole discretion and, if granted, must include an agreement to keep such information confidential until publicly disclosed). In the event of a breach of the foregoing covenant by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents (as determined in the reasonable good faith judgment of such Buyer), in addition to any other remedy provided herein or in the Transaction Documents, such Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, non-public information without the prior approval by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees or agents. No Buyer shall have any liability to the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees, affiliates, shareholders or agents, for any such disclosure. To the extent that the Company, directly or indirectly, delivers any material, non-public information to a Buyer without such Buyer’s consent, the Company hereby covenants and agrees that such Buyer shall not have any duty of confidentiality with respect to, or a duty not to trade on the basis of, such material, non-public information. Subject to the foregoing, neither the Company, its Subsidiaries nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby other than the 6-K Filing and the Additional 6-K Filings; provided, however, the Company shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and each Additional 6-K Filing and, in each case, contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) each Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of the applicable Buyer (which may be granted or withheld in such Buyer’s sole discretion), the Company shall not (and shall cause each of its Subsidiaries and affiliates to not) disclose the name of such Buyer in any filing, announcement, release or otherwise, except as required by applicable law, legal process or regulatory request; provided that, prior to any such disclosure, the Company notifies such Buyer as soon as practicable of such requirement (except where prohibited by any such applicable law, legal process or regulatory request) so that the Buyer may seek a protective order or other appropriate remedy prior to such disclosure. Notwithstanding the foregoing, the Company may make disclosures to an auditor or governmental or regulatory authority pursuant to any routine investigation, inspection, examination or inquiry without providing the Buyers with any notification thereof, unless any such Buyer is the subject of any such investigation, inspection, examination or inquiry (in which case the preceding sentence shall govern). Notwithstanding anything contained in this Agreement to the contrary and without implication that the contrary would otherwise be true, the Company expressly acknowledges and agrees that no Buyer shall have (unless expressly agreed to by a particular Buyer on or after the date hereof in a written definitive and binding agreement executed by the Company and such particular Buyer (it being understood and agreed that no Buyer may bind any other Buyer with respect thereto)), any duty of confidentiality with respect to, or a duty not to trade on the basis of, any material, non-public information regarding the Company and/or any of its Subsidiaries from and after the public disclosure of the transactions contemplated by the Transaction Documents pursuant to the 6-K Filing.

4.9 [Reserved].

4.10 Reservation of Shares. So long as any of the Preferred Shares remain outstanding or are issuable pursuant to the terms hereof, the Company shall at all times reserve out of its authorized and unissued Ordinary Shares a number of shares of Ordinary Shares equal to the sum of (i) 100% of the aggregate number of shares of Ordinary Shares as shall from time to time be necessary to effect the conversion of all of the Preferred Shares then outstanding at the Floor Price (as defined in the Certificate of Designations) then in effect (without regard to any limitations on conversions set forth in the Certificate of Designations) and (ii) 100% of the aggregate number of shares of Ordinary Shares that would be issuable as Dividend Shares for the payment of twelve (12) months of Dividends on the Preferred Shares then outstanding at the Floor Price then in effect (without regard to any limitations on the issuance of securities set forth in the Certificate of Designations) (collectively, the “Required Reserve Amount”); provided that at no time shall the number of shares of Ordinary Shares reserved pursuant to this Section 4(l) be reduced other than proportionally in connection with any conversion, exercise and/or redemption, as applicable, of the Preferred Shares. If at any time the number of shares of Ordinary Shares authorized and reserved for issuance is not sufficient to meet the Required Reserve Amount, the Company will promptly take all corporate action necessary to authorize and reserve a sufficient number of shares, including, without limitation, calling a special meeting of shareholders to authorize additional shares to meet the Company’s obligations pursuant to the Transaction Documents, in the case of an insufficient number of authorized shares, obtain shareholder approval of an increase in such authorized number of shares, and voting the management shares of the Company in favor of an increase in the authorized shares of the Company to ensure that the number of authorized shares is sufficient to meet the Required Reserve Amount.

4.11 Conduct of Business. The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any Governmental Entity, except where such violations would not reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect.

4.12 Covenants. During the term of this Agreement, the Company and its Subsidiaries shall not, without the prior written consent of the Required Holders (as defined below), breach any of the covenants set forth in Section 15 of the Certificate of Designations.

4.13 Acknowledgment of Dilution. Without limiting, and in addition to the Company’s representations in Section 3(i), the Company acknowledges that the issuance of the Securities may result in dilution of the outstanding shares of Ordinary Shares, which dilution may be substantial under certain market conditions. The Company further acknowledges that its obligations under the Transaction Documents, including, without limitation, its obligation to issue the Conversion Shares pursuant to the Transaction Documents, are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company may have against any Buyer and regardless of the dilutive effect that such issuance may have on the ownership of the other shareholders of the Company.

4.14 Acknowledgement Regarding Buyers. The Company hereby acknowledges and agrees that no Buyer is acting as an agent, financial advisor, placement agent or broker-dealer of the Company or any of its Affiliates.

4.15 [Reserved]

4.16 Corporate Existence. So long as any Buyer beneficially owns any Preferred Shares, the Company shall not be party to any Fundamental Transaction (as defined in the Certificate of Designations) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Certificate of Designations.

4.17 Share divisions. Until the Preferred Shares are no longer outstanding, the Company shall not effect any share consolidation, reverse share division or other similar transaction in respect of the Ordinary Shares (or make any public announcement or disclosure with respect to any of the foregoing) without the prior written consent of the Required Holders; provided, however, that the Company may effect a share consolidation, reverse share division or other similar transaction in respect of the Ordinary Shares if necessary to comply with the requirements of the Principal Market without the prior written consent of the Required Holders.

4.18 Conversion Procedures. The form of Conversion Notice (as defined in the Certificate of Designations) included in the Certificate of Designations sets forth the totality of the procedures required of the Buyers in order to convert the Preferred Shares. No additional legal opinion, other information or instructions shall be required of the Buyers to convert their Preferred Shares. The Company shall honor conversions of the Preferred Shares and shall deliver the Conversion Shares and the Dividend Shares in accordance with the terms, conditions and time periods set forth in the Certificate of Designations.

4.19 Regulation M. The Company will not take any action prohibited by Regulation M under the 1934 Act, in connection with the distribution of the Securities contemplated hereby.

4.20 Shareholder Approval. The Company shall provide each shareholder entitled to vote at an annual or special meeting of shareholders of the Company (the “Shareholder Meeting”), which the Company shall use its reasonable best efforts to hold no later than November 10, 2025 (the “Shareholder Meeting Deadline”), a proxy statement, at the expense of the Company, soliciting each such shareholder’s affirmative vote at the Shareholder Meeting for approval of resolutions (“Shareholder Resolutions”) providing for the issuance of the Securities in compliance with the rules and regulations of the Principal Market (including permission for the Company to issue Conversion Shares in excess of the Exchange Cap (as defined in the Certificate of Designations)) (the “Shareholder Approval”, and the date the Shareholder Approval is obtained, the “Shareholder Approval Date”), and the Company shall use its reasonable best efforts to solicit its shareholders’ approval of such resolutions and to cause the Board of Directors of the Company to recommend to the shareholders that they approve such resolutions. The Company shall be obligated to seek to obtain the Shareholder Approval by the Shareholder Meeting Deadline. If, despite the Company’s reasonable best efforts the Shareholder Approval is not obtained on or prior to the Shareholder Meeting Deadline, the Company shall cause an additional Shareholder Meeting to be held within 60 days later. If, despite the Company’s reasonable best efforts the Shareholder Approval is not obtained after such subsequent shareholder meetings, the Company shall cause an additional Shareholder Meeting to be held semi-annually thereafter until such Shareholder Approval is obtained. Notwithstanding the above, the Company shall not be required to hold a Shareholder Meeting or seek Shareholder Approval any time following the time when the Preferred Shares are no longer outstanding.

4.21 Integration. None of the Company, any of its affiliates (as defined in Rule 501(b) under the 1933 Act), or any person acting on behalf of the Company or such affiliate will sell, offer for sale, or solicit offers to buy any security (as defined in the 1933 Act) in a transaction which would be integrated with the offer and sale of the Securities for purposes of the 1933 Act or the rules and regulations of the Principal Market.

4.22 Books and Records. The Company will keep proper books of record and account, in which full and correct entries shall be made of all financial transactions and the asset and business of the Company and its Subsidiaries in accordance with IFRS.

4.23 Closing Documents. On or prior to twenty (20) calendar days after the Closing Date, the Company agrees to deliver, or cause to be delivered, to each Buyer and Buyer Counsel a complete closing set of the executed Transaction Documents (which may be delivered in electronic format), Securities and any other document required to be delivered to any party pursuant to Section 7 hereof or otherwise.

5. Register; Transfer Agent Instructions; Legend.

5.1 Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Preferred Shares in which the Company shall record the name and address of the Person in whose name the Preferred Shares have been issued (including the name and address of each transferee), the number and stated value of the Preferred Shares held by such Person, the number of Conversion Shares issuable pursuant to the terms of the Preferred Shares, the number of Dividend Shares issuable with respect to the Preferred Shares held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of any Buyer or its legal representatives.

5.2 Transfer Agent Instructions. On or prior to each Closing Date, the Company shall issue irrevocable instructions to its transfer agent and any subsequent transfer agent (as applicable, the “Transfer Agent”) in a form acceptable to each of the Buyers (the “Irrevocable Transfer Agent Instructions”) to issue book-entry statements or credit shares (to the extent unrestricted shares are issued) to the applicable balance accounts at The Depository Trust Company (“DTC”), registered in the name of each Buyer or its respective nominee(s), for the Conversion Shares in such amounts as specified from time to time by each Buyer to the Company upon conversion of the Preferred Shares. The Company represents and warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b) will be given by the Company to the Transfer Agent with respect to such Conversion Shares, and that, assuming the accuracy of each Buyer’s representations and warranties hereunder, the Securities shall otherwise be freely transferable on the books and records of the Company, as applicable, to the extent provided in this Agreement and the other Transaction Documents. If a Buyer effects a sale, assignment or transfer of the Securities in accordance with this Agreement and the other Transaction Documents, the Company shall permit the transfer and shall promptly instruct the Transfer Agent to issue one or more book-entry statements or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required. The Company shall cause its counsel to issue the legal opinion referred to in the Irrevocable Transfer Agent Instructions to the Transfer Agent on the effective date of the Prospectus Supplement. Any fees (with respect to the Transfer Agent, counsel to the Company or otherwise) associated with the issuance of such opinion or the Securities shall be borne by the Company.

5.3 Legends. The Holder understands that the Securities will be issued pursuant to an exemption from registration or qualification under the 1933 Act and applicable state securities laws, and except as set forth below, the Securities shall bear any legend as required by the “blue sky” laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

6. Conditions to the Company’s Obligation to Sell.

6.1 Initial Closing. The obligation of the Company hereunder to issue and sell the Preferred Shares to each Buyer at the Initial Closing is subject to the satisfaction, at or before the Initial Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

(a) Such Buyer shall have executed each of the other Transaction Documents to which it is a party and delivered the same to the Company.

(b) Such Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of the Lead Buyer, the amounts withheld pursuant to Section 4(g)) for the Preferred Shares being purchased by such Buyer at the Closing by wire transfer of immediately available funds in accordance with the wire instructions provided by the Company.

(c) The representations and warranties of such Buyer shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the date when made and as of the Initial Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Initial Closing Date.

(d) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

6.2 Second Closing. The obligation of the Company hereunder to issue and sell the Second Preferred Shares to each Buyer at the Second Closing is subject to the satisfaction, at or before the Second Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

(a) Such Buyer and each other Buyer shall have delivered to the Company the Second Purchase Price for the Second Preferred Shares being purchased by such Buyer at the Second Closing by wire transfer of immediately available funds in accordance with the Company’s written wire instructions.

(b) The representations and warranties of such Buyer shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the date when made and as of the Second Closing Date as though originally made at such time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and such Buyer shall have performed, satisfied, and complied in all material respects with the covenants, agreements, and conditions required by this Agreement to be performed, satisfied, or complied with by such Buyer at or prior to the Second Closing Date.

(c) No statute, rule, regulation, executive order, decree, ruling, or injunction shall have been enacted, entered, promulgated, or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits or restrains the consummation of any of the transactions contemplated by the Transaction Documents.

6.3 Third Closing. The obligation of the Company hereunder to issue and sell the Third Preferred Shares to each Buyer at the Third Closing is subject to the satisfaction, at or before the Second Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

(a) Such Buyer and each other Buyer shall have delivered to the Company the Third Purchase Price for the Third Preferred Shares being purchased by such Buyer at the Third Closing by wire transfer of immediately available funds in accordance with the Company’s written wire instructions.

(b) The representations and warranties of such Buyer shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the date when made and as of the Second Closing Date as though originally made at such time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and such Buyer shall have performed, satisfied, and complied in all material respects with the covenants, agreements, and conditions required by this Agreement to be performed, satisfied, or complied with by such Buyer at or prior to the Second Closing Date.

(c) No statute, rule, regulation, executive order, decree, ruling, or injunction shall have been enacted, entered, promulgated, or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits or restrains the consummation of any of the transactions contemplated by the Transaction Documents.

6.4 Additional Closing. The obligation of the Company hereunder to issue and sell the Preferred Shares to each Buyer at each Additional Closing is subject to the satisfaction, at or before the Additional Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

(a) Such Buyer and each other Buyer shall have delivered to the Company the Additional Purchase Price for the Preferred Shares being purchased by such Buyer at the Additional Closing by wire transfer of immediately available funds in accordance with the wire instructions provided by the Company.

(b) The representations and warranties of such Buyer shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the date when made and as of the Additional Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Additional Closing Date.

(c) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

7. Conditions to Each Buyer’s Obligation to Purchase.

7.1 Initial Closing. The obligation of each Buyer hereunder to purchase its Preferred Shares at the Initial Closing is subject to the satisfaction, at or before the Initial Closing Date, of each of the following conditions, provided that these conditions are for each Buyer’s sole benefit and may be waived only by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(a) The Company shall have duly executed and delivered to such Buyer each of the Transaction Documents to which it is a party and the Company shall have duly delivered to such Buyer the Buyer Initial Shares Purchase Amount, as being purchased by such Buyer at the Initial Closing pursuant to this Agreement.

(b) No Triggering Event (as defined in the Certificate of Designations) has occurred and is continuing or that, with notice, the passage of time or both, would occur, including, but not limited to, under Section 5(a)(vii) of the Certificate of Designations.

(c) Such Buyer shall have received the opinion of Venturist Law, LTD, the Company’s counsel, dated as of the Initial Closing Date, addressed to each Buyer, in form and substance reasonably acceptable to such Buyer.

(d) The Company shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, which instructions shall have been delivered to and acknowledged in writing by the Transfer Agent.

(e) The Company shall have delivered to such Buyer a certificate evidencing the formation and good standing of the Company in its jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction of formation as of a date within ten (10) days of the Closing Date.

(f) The Company shall have delivered to such Buyer a certified copy of the Amended and Restated Memorandum and Articles of Association as filed with the Cayman Islands Registrar of Companies as of a date within ten (10) days of the Initial Closing Date.

(g) The Company shall have delivered to such Buyer a certificate, in form and substance reasonably acceptable to such Buyer, executed by the Secretary of the Company and dated as of the Initial Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company’s board of directors in form and substance reasonably acceptable to such Buyer, and (ii) the Amended and Restated Memorandum and Articles of Association (as amended from time to time).

(h) The representations and warranties of the Company shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the date when made and as of the Initial Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the Initial Closing Date. Such Buyer shall have received a certificate, duly executed by the Chief Executive Officer or Chief Financial Officer of the Company, dated as of the Closing Date, to the foregoing effect.

(i) The Company shall have delivered to such Buyer a letter from the Transfer Agent certifying the number of shares of Ordinary Shares outstanding on the Trading Day immediately prior to the Closing Date.

(j) The Ordinary Shares (A) shall be designated for quotation or listed (as applicable) on the Principal Market and (B) shall not have been suspended, as of the Initial Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (I) in writing by the SEC or the Principal Market or (II) by falling below the minimum maintenance requirements of the Principal Market.

(k) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Preferred Shares, including without limitation, those required by the Principal Market, if any.

(l) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(m) Since the date of execution of this Agreement, no event or series of events shall have occurred that has had or would reasonably be expected to have or result in a Material Adverse Effect.

(n) Such Buyer shall have received the wire transfer instructions of the Company.

(o) The Company shall have delivered to such Buyer such other documents, instruments or certificates relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

7.2 Second Closing. The obligation of each Buyer hereunder to purchase its Preferred Shares at the Second Closing is subject to the satisfaction, at or before the Second Closing Date, of each of the following conditions, provided that these conditions are for each Buyer’s sole benefit and may be waived only by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(a) No Triggering Event (as defined in the Certificate of Designations) has occurred and is continuing or that, with notice, the passage of time or both, would occur, including, but not limited to, under Section 5(a)(vii) of the Certificate of Designations.

(b) Such Buyer shall have received the opinion of Venturist Law, LTD, the Company’s counsel, dated as of the Initial Closing Date, addressed to each Buyer, in form and substance reasonably acceptable to such Buyer.

(c) The Company shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, which instructions shall have been delivered to and acknowledged in writing by the Transfer Agent.

(d) The Company shall have delivered to such Buyer a certificate evidencing the formation and good standing of the Company in its jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction of formation as of a date within ten (10) days of the Closing Date.

(e) The Company shall have delivered to such Buyer a certified copy of the Amended and Restated Memorandum and Articles of Association as filed with the Cayman Islands Registrar of Companies as of a date within ten (10) days of the Initial Closing Date.

(f) The Company shall be, and shall have at all times prior to the Closing been, in full compliance in all material respects with the terms, covenants, and obligations set forth in the Certificate of Designations governing the Preferred Shares, and no event shall have occurred or condition exist that, with notice or lapse of time, would constitute a breach or default thereunder.

(g) The Company shall have delivered to such Buyer a certificate, in form and substance reasonably acceptable to such Buyer, executed by the Secretary of the Company and dated as of the Second Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company’s board of directors in form and substance reasonably acceptable to such Buyer, and (ii) the Amended and Restated Memorandum and Articles of Association (as amended from time to time).

(h) The representations and warranties of the Company shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the date when made and as of the Initial Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the Initial Closing Date. Such Buyer shall have received a certificate, duly executed by the Chief Executive Officer or Chief Financial Officer of the Company, dated as of the Second Closing Date, to the foregoing effect.

(i) The Company shall have delivered to such Buyer a letter from the Transfer Agent certifying the number of shares of Ordinary Shares outstanding on the Trading Day immediately prior to the Second Closing Date.

(j) The Ordinary Shares (A) shall be designated for quotation or listed (as applicable) on the Principal Market and (B) shall not have been suspended, as of the Second Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (I) in writing by the SEC or the Principal Market or (II) by falling below the minimum maintenance requirements of the Principal Market.

(k) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Preferred Shares, including without limitation, those required by the Principal Market, if any.

(l) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(m) Since the date of execution of this Agreement, no event or series of events shall have occurred that has had or would reasonably be expected to have or result in a Material Adverse Effect.

(n) Such Buyer shall have received the wire transfer instructions of the Company.

(o) The Company shall have delivered to such Buyer such other documents, instruments or certificates relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

(p) The Company shall have obtained the Shareholder Approval prior to the Second Closing Date.

7.3 Third Closing. The obligation of each Buyer hereunder to purchase its Preferred Shares at the Third Closing is subject to the satisfaction, at or before the Third Closing Date, of each of the following conditions, provided that these conditions are for each Buyer’s sole benefit and may be waived only by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(a) No Triggering Event (as defined in the Certificate of Designations) has occurred and is continuing or that, with notice, the passage of time or both, would occur, including, but not limited to, under Section 5(a)(vii) of the Certificate of Designations.

(b) Such Buyer shall have received the opinion of Venturist Law, LTD, the Company’s counsel, dated as of the Initial Closing Date, addressed to each Buyer, in form and substance reasonably acceptable to such Buyer.

(c) The Company shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, which instructions shall have been delivered to and acknowledged in writing by the Transfer Agent.

(d) The Company shall have delivered to such Buyer a certificate evidencing the formation and good standing of the Company in its jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction of formation as of a date within ten (10) days of the Closing Date.

(e) The Company shall have delivered to such Buyer a certified copy of the Amended and Restated Memorandum and Articles of Association as filed with the Cayman Islands Registrar of Companies as of a date within ten (10) days of the Initial Closing Date.

(f) The Company shall have delivered to such Buyer a certificate, in form and substance reasonably acceptable to such Buyer, executed by the Secretary of the Company and dated as of the Third Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company’s board of directors in form and substance reasonably acceptable to such Buyer, and (ii) the Amended and Restated Memorandum and Articles of Association (as amended from time to time).

(g) The Company shall be, and shall have at all times prior to the Closing been, in full compliance in all material respects with the terms, covenants, and obligations set forth in the Certificate of Designations governing the Preferred Shares, and no event shall have occurred or condition exist that, with notice or lapse of time, would constitute a breach or default thereunder.

(h) The representations and warranties of the Company shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the date when made and as of the Initial Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the Initial Closing Date. Such Buyer shall have received a certificate, duly executed by the Chief Executive Officer or Chief Financial Officer of the Company, dated as of the Third Closing Date, to the foregoing effect.

(i) The Company shall have delivered to such Buyer a letter from the Transfer Agent certifying the number of shares of Ordinary Shares outstanding on the Trading Day immediately prior to the Third Closing Date.

(j) The Ordinary Shares (A) shall be designated for quotation or listed (as applicable) on the Principal Market and (B) shall not have been suspended, as of the Third Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (I) in writing by the SEC or the Principal Market or (II) by falling below the minimum maintenance requirements of the Principal Market.

(k) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Preferred Shares, including without limitation, those required by the Principal Market, if any.

(l) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(m) Since the date of execution of this Agreement, no event or series of events shall have occurred that has had or would reasonably be expected to have or result in a Material Adverse Effect.

(n) Such Buyer shall have received the wire transfer instructions of the Company.

(o) The Company shall have delivered to such Buyer such other documents, instruments or certificates relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

(p) The Company shall have obtained the Shareholder Approval prior to the Third Closing Date.

(q) The Registration Statement covering the resale of the Ordinary Shares issuable upon conversion of the Series A Preferred Shares shall have been declared effective by the Commission and shall remain effective on the Third Closing Date.

7.4 Additional Closing. The obligation of each Buyer hereunder to purchase its Preferred Shares at each Additional Closing is subject to the satisfaction, at or before each Additional Closing Date, of each of the following conditions, provided that these conditions are for each Buyer’s sole benefit and may be waived only by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(a) The Company shall have delivered to each a Buyer a written notice indicating the aggregate number of Additional Preferred Shares to be issued and sold by the Company at the applicable Additional Closing (the “Additional Closing Tranche”) at least five (5), but no more than seven (7) Trading Days, prior to the desired Additional Closing Date, provided that the Additional Closing Tranche at such Additional Closing shall be no more than 3,000 Additional Preferred Shares.

(b) The Registration Statement covering the resale of the Ordinary Shares issuable upon conversion of the Series A Preferred Shares shall has been declared effective by the Commission and shall remain effective on each Additional Closing Date.

(c) The Additional Closing Date may be no less than 60 calendar days after the immediately preceding Closing Date and the effective date of the Registration Statement.

(d) (A) for each day of the Measurement Period, (i) a minimum daily turnover greater than or equal to $250,000 and the daily VWAP of the Common Shares is greater than the Conversion Price (as defined in the Certificate of Designations). “Measurement Period” means the 10 trading days immediately preceding the funding of the applicable Tranche. Investor may waive any condition to funding a Subsequent Tranche and may consummate a Subsequent Tranche funding, in whole and in part, at any time.

(e) The Company shall be, and shall have at all times prior to the Closing been, in full compliance in all material respects with the terms, covenants, and obligations set forth in the Certificate of Designations governing the Preferred Shares, and no event shall have occurred or condition exist that, with notice or lapse of time, would constitute a breach or default thereunder.

(f) For each Buyer, independently, the Buyer no longer holds Preferred Shares with the aggregate stated value greater than $500,000.

(g) The Closing Sale Price (as defined in the Certificate of Designations) of the Ordinary Shares on each of the ten (10) consecutive Trading Days immediately preceding the Additional Closing Date shall be no less than the greater of (i) $1.00 per share of Ordinary Shares and (ii) 150% of the Floor Price (as defined in the Certificate of Designations).

(h) (A) No Triggering Event as defined in Sections (i), (vii), (viii), (ix) or (x) of the Certificate of Designations has occurred since the date of the immediately preceding Closing Date or is continuing and (B) no other Triggering Event as defined in the Certificate of Designations has occurred and is continuing or that, in respect of any Triggering Event, with notice, the passage of time or both, would occur, including, but not limited to, under Section 5(a)(vii) of the Certificate of Designations.

(i) Such Buyer shall have received the opinion of Venturist Law, LTD, the Company’s counsel, dated as of the Additional Closing Date, addressed to each Buyer, in form and substance reasonably acceptable to such Buyer.

(j) The Company shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, which instructions shall have been delivered to and acknowledged in writing by the Transfer Agent.

(k) The Company shall have delivered to such Buyer a certificate evidencing the formation and good standing of the Company in its jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction of formation as of a date within ten (10) days of the Additional Closing Date.

(l) The representations and warranties of the Company shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) as of the date when made and as of the Additional Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the Additional Closing Date. Such Buyer shall have received a certificate, duly executed by the Chief Executive Officer or Chief Financial Officer of the Company, dated as of the Closing Date, to the foregoing effect.

(m) The Company shall have delivered to such Buyer a letter from the Transfer Agent certifying the number of shares of Ordinary Shares outstanding on the Trading Day immediately prior to the Closing Date.

(n) The Ordinary Shares A) shall be designated for quotation or listed (as applicable) on the Principal Market and (B) shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (I) in writing by the SEC or the Principal Market or (II) by falling below the minimum maintenance requirements of the Principal Market.

(o) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities, including without limitation, those required by the Principal Market, if any.

(p) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(q) Since the date of the immediately preceding Closing Date, no condition, event or series of events shall exist or have occurred that has had or would reasonably be expected to have or result in a Material Adverse Effect.

(r) The Company has duly and timely delivered all Conversion Shares required to be delivered upon the conversion of any of the outstanding Preferred Shares in accordance with the terms of the Certificate of Designation.

(s) The Company shall have obtained the Shareholder Approval prior to the Additional Closing Date.

(t) The Company shall have delivered to such Buyer such other documents, instruments or certificates relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

8. Termination.

This Agreement may be terminated by either the Company or the Buyers, if the Initial Closing shall not have occurred by November 05, 2025 (provided that no party shall have the right to terminate if they were the proximate cause of the failure to close by such date). Each Buyer may terminate its commitment to purchase Additional Preferred Shares at any Additional Closing by delivering a written notice to the Company (i) at any time after the later of (x) the date that is eighteen (18) months after the Initial Closing Date and (y) if the term of this Agreement has been extended pursuant to the last sentence of this Section 8, the date that is twenty-four (24) months after the Initial Closing Date, (ii) at any time, if the Company has breached the terms of this Agreement in a manner that would cause the failure of the conditions to closing applicable to the Company hereunder to be met (and such breach remains uncured or unwaived after 30 days’ notice from such Buyer), or (iii) upon the occurrence and continuation of a Triggering Event for a consecutive period of twenty (20) days. This Agreement may be terminated by the Company in connection with any Company Redemption (as defined in the Certificate of Designations) provided that the Company has redeemed all (and not less than all) of the Preferred Shares then outstanding. Upon any termination in accordance with this Section 8 by a Buyer, such party shall have the right to terminate its obligations under this Agreement with respect to itself at any time on or after the close of business on such date (without liability of such Buyer to any other party); provided, however, the abandonment of the sale and purchase of the Preferred Shares by such Buyer shall be applicable only to such Buyer providing such written notice, provided further that no such termination by any party shall affect any obligation of the Company under this Agreement to reimburse the Lead Buyer for the expenses described in Section 4(g) above. Nothing contained in this Section 8 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents that survive the termination hereof or thereof. Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, if the Buyer Share Purchase Amount has not been purchased in its entirety by the Buyers prior to the date that is eighteen (18) months after the Initial Closing Date and provided that this Agreement has not been previously terminated by each Buyer pursuant to clause (ii) or (iii) of the second sentence of this Section 8, the Company may elect, in its sole discretion, by notice to each Buyer not less than seven (7) Business Days prior to the date that is eighteen (18) months after the Initial Closing Date, for this Agreement to continue to remain in effect for an additional six (6) months after the date that is eighteen (18) months after the Initial Closing Date.

9. Miscellaneous.

9.1 Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of Fort Lauderdale, Florida, for the adjudication of any dispute hereunder or in connection herewith or under any of the other Transaction Documents or with any transaction contemplated hereby or thereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude any Buyer from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to such Buyer or to enforce a judgment or other court ruling in favor of such Buyer. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.

9.2 Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile or electronic transmission (including DocuSign and similar) or by an email which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

9.3 Headings; Gender. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found.

9.4 Severability; Maximum Payment Amounts. If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s). Notwithstanding anything to the contrary contained in this Agreement or any other Transaction Document (and without implication that the following is required or applicable), it is the intention of the parties that in no event shall amounts and value paid by the Company and/or any of its Subsidiaries (as the case may be), or payable to or received by any of the Buyers, under the Transaction Documents (including without limitation, any amounts that would be characterized as “interest” under applicable law) exceed amounts permitted under any applicable law. Accordingly, if any obligation to pay, payment made to any Buyer, or collection by any Buyer pursuant the Transaction Documents is finally judicially determined to be contrary to any such applicable law, such obligation to pay, payment or collection shall be deemed to have been made by mutual mistake of such Buyer, the Company and its Subsidiaries and such amount shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by the applicable law. Such adjustment shall be effected, to the extent necessary, by reducing or refunding, at the option of such Buyer, the amount of interest or any other amounts which would constitute unlawful amounts required to be paid or actually paid to such Buyer under the Transaction Documents. For greater certainty, to the extent that any interest, charges, fees, expenses or other amounts required to be paid to or received by such Buyer under any of the Transaction Documents or related thereto are held to be within the meaning of “interest” or another applicable term to otherwise be violative of applicable law, such amounts shall be pro-rated over the period of time to which they relate.

9.5 Entire Agreement; Amendments. This Agreement, the other Transaction Documents and the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein supersede all other prior oral or written agreements between the Buyers, the Company, its Subsidiaries, their affiliates and Persons acting on their behalf with respect to the subject matter hereof, including, without limitation, any transactions by any Buyer with respect to the Securities, and the other matters contained herein and therein, and this Agreement, the other Transaction Documents, the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein contain the entire understanding of the parties solely with respect to the matters covered herein and therein; provided, however, nothing contained in this Agreement or any other Transaction Document shall (or shall be deemed to) (i) have any effect on any agreements any Buyer has entered into with, or any instruments any Buyer has received from, the Company or any of its Subsidiaries prior to the date hereof with respect to any prior investment made by such Buyer in the Company, if any, or (ii) waive, alter, modify or amend in any respect any obligations of the Company or any of its Subsidiaries, or any rights of or benefits to any Buyer or any other Person, in any agreement entered into prior to the date hereof between or among the Company and/or any of its Subsidiaries and any Buyer, or any instruments any Buyer received from the Company and/or any of its Subsidiaries prior to the date hereof, if any, and, to the extent any such agreements or instruments have been entered into and are in full force and effect in accordance with the terms thereof, all such agreements and instruments shall continue in full force and effect. Except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. For clarification purposes, the Recitals are part of this Agreement. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Required Holders (as defined below), and any amendment to any provision of this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Securities, as applicable; provided that no such amendment shall be effective to the extent that it (A) applies to less than all of the holders of the Securities then outstanding or (B) imposes any obligation or liability on any Buyer without such Buyer’s prior written consent (which may be granted or withheld in such Buyer’s sole discretion). No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party, provided that the Required Holders may waive any provision of this Agreement, and any waiver of any provision of this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Securities, as applicable, provided that no such waiver shall be effective to the extent that it (1) applies to less than all of the holders of the Securities then outstanding (unless a party gives a waiver as to itself only) or (2) imposes any obligation or liability on any Buyer without such Buyer’s prior written consent (which may be granted or withheld in such Buyer’s sole discretion). No consideration (other than reimbursement of legal fees) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents or all holders of the Preferred Shares. From the date hereof and while any Preferred Shares are outstanding, the Company shall not be permitted to receive any consideration from a Buyer or a holder of Preferred Shares that is not otherwise contemplated by the Transaction Documents in order to, directly or indirectly, induce the Company or any Subsidiary (i) to treat such Buyer or holder of Preferred Shares in a manner that is more favorable than to other similarly situated Buyers or holders of Preferred Shares, or (ii) to treat any Buyer(s) or holder(s) of Preferred Shares in a manner that is less favorable than the Buyer or holder of Preferred Shares that is paying such consideration; provided, however, that the determination of whether a Buyer has been treated more or less favorably than another Buyer shall disregard any securities of the Company purchased or sold by any Buyer. The Company has not directly or indirectly, made any agreements with any Buyers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents. Without limiting the foregoing, the Company confirms that, except as set forth in this Agreement, no Buyer has made any commitment or promise or has any other obligation to provide any financing to the Company, any Subsidiary or otherwise. As a material inducement for each Buyer to enter into this Agreement, the Company expressly acknowledges and agrees that (x) no due diligence or other investigation or inquiry conducted by a Buyer, any of its advisors or any of its representatives shall affect such Buyer’s right to rely on, or shall modify or qualify in any manner or be an exception to any of, the Company’s representations and warranties contained in this Agreement or any other Transaction Document and (y) unless a provision of this Agreement or any other Transaction Document is expressly preceded by the phrase “except as disclosed in” (or similar disclosure qualification) the SEC Documents, the Registration Statement or the Prospectus, nothing contained in any of the SEC Documents, the Registration Statement or the Prospectus shall affect such Buyer’s right to rely on, or shall modify or qualify in any manner or be an exception to any of, Company’s representations and warranties contained in this Agreement or any other Transaction Document. “Required Holders” means (I) prior to the Initial Closing Date, each Buyer entitled to purchase, in the aggregate, at least a majority of the number of Preferred Shares at the Initial Closing and (II) on or after the Initial Closing Date, holders of a majority of the Preferred Shares then outstanding, provided that such holders must include Greentree Financial Group, Inc. or its Affiliates (collectively, “Greentree”) for so long as Greentree beneficially owns any of the outstanding Preferred Shares or may be obligated to purchase additional Preferred Shares pursuant to the terms hereof.

9.6 Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by electronic mail (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such email could not be delivered to such recipient); or (iii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The mailing addresses and email addresses for such communications shall be:

If to the Company:

OFA Group

609 Deep Valley Drive, Suite 200

Rolling Hills, CA 90274

Attention: Li Hsien “Larry” Wong, CEO

Email: larry@ofacorp.com

with a copy (which will not constitute notice) to:

Venturist Law, LTD

17190 Bernardo Center Dr. Suite 200

San Diego, CA 92128

Attention: Jeff Moriarty

Email: jmoriarty@venturistlaw.com

If to a Buyer, to its mailing address and email address set forth on the executed signature page of such Buyer, with copies to such Buyer’s representatives as set forth on the executed signature page of such Buyer or to such other mailing address and/or email address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change, provided that Buyer Counsel shall only be provided copies of notices sent to the Lead Buyer. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s email containing the time, date and recipient’s email or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by email or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

9.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of any of the Preferred Shares. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Required Holders, including, without limitation, by way of a Fundamental Transaction (as defined in the Certificate of Designations) (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Certificate of Designations). A Buyer may assign some or all of its rights hereunder without the consent of the Company in connection with the transfer of any of its Preferred Shares in accordance with the terms of this Agreement and the other Transaction Documents, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

9.8 No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, other than the Indemnitees referred to in Section 9.11 and the Placement Agent.

9.9 Survival. The representations, warranties, agreements and covenants shall survive each Closing. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

9.10 Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

9.11 Indemnification. In consideration of each Buyer’s execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Buyer and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and documented expenses reasonably incurred in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable and documented attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (i) any misrepresentation or breach of any representation or warranty made by the Company or any Subsidiary in any of the Transaction Documents, (ii) any breach of any covenant, agreement or obligation of the Company or any Subsidiary contained in any of the Transaction Documents or (iii) any cause of action, suit, proceeding or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company or any Subsidiary) or which otherwise involves such Indemnitee that arises out of or results from (A) the execution, delivery, performance or enforcement of any of the Transaction Documents, (B) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, (C) any disclosure properly made by such Buyer pursuant to Section 4(i), or (D) the status of such Buyer either as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents or as a party to this Agreement (including, without limitation, as a party in interest or otherwise in any action or proceeding for injunctive or other equitable relief). To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

9.12 Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. No specific representation or warranty shall limit the generality or applicability of a more general representation or warranty. Each and every reference to share prices, shares of Ordinary Shares and any other numbers in this Agreement that relate to the shares of Ordinary Shares shall be automatically adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions that occur with respect to the Ordinary Shares after the date of this Agreement.

9.13 Remedies. Each Buyer shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such Buyers have been granted at any time under any other agreement or contract and all of the rights which such Buyers have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it or any Subsidiary fails to perform, observe, or discharge any or all of its or such Subsidiary’s (as the case may be) obligations under the Transaction Documents, any remedy at law would inadequate relief to the Buyers. The Company therefore agrees that the Buyers shall be entitled to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case. The remedies provided in this Agreement and the other Transaction Documents shall be cumulative and in addition to all other remedies available under this Agreement and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief).

9.14 Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Buyer exercises a right, election, demand or option under a Transaction Document and the Company or any Subsidiary does not timely perform its related obligations within the periods therein provided, then such Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company or such Subsidiary (as the case may be), any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

9.15 Payment Set Aside; Currency. To the extent that the Company makes a payment or payments to any Buyer hereunder or pursuant to any of the other Transaction Documents or any of the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred. Unless otherwise expressly indicated, all dollar amounts referred to in this Agreement and the other Transaction Documents are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Agreement and all other Transaction Documents shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Agreement, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.

9.16 Judgment Currency.

(a) If for the purpose of obtaining or enforcing judgment against the Company in connection with this Agreement or any other Transaction Document in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(p) referred to as the “Judgment Currency”) an amount due in U.S. Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding:

(i) the date actual payment of the amount due, in the case of any proceeding in the courts of Florida or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 9(p)(i)(2) being hereinafter referred to as the “Judgment Conversion Date”).

(b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(p)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of U.S. Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement or any other Transaction Document.

9.17 Independent Nature of Buyers’ Obligations and Rights. The obligations of each Buyer under the Transaction Documents are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as, and the Company each acknowledge that the Buyers do not so constitute, a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that the Buyers are in any way acting in concert or as a group or entity, and the Company shall not assert any such claim with respect to such obligations or the transactions contemplated by the Transaction Documents or any matters, and the Company acknowledges that the Buyers are not acting in concert or as a group, and the Company shall not assert any such claim, with respect to such obligations or the transactions contemplated by the Transaction Documents. The decision of each Buyer to purchase Securities pursuant to the Transaction Documents has been made by such Buyer independently of any other Buyer. Each Buyer acknowledges that no other Buyer has acted as agent for such Buyer in connection with such Buyer making its investment hereunder and that no other Buyer will be acting as agent of such Buyer in connection with monitoring such Buyer’s investment in the Securities or enforcing its rights under the Transaction Documents. The Company and each Buyer confirms that each Buyer has independently participated with the Company and its Subsidiaries in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose. The use of a single agreement to effectuate the purchase and sale of the Securities contemplated hereby was solely in the control of the Company, not the action or decision of any Buyer, and was done solely for the convenience of the Company and its Subsidiaries and not because it was required or requested to do so by any Buyer. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and a Buyer, solely, and not between the Company, its Subsidiaries and the Buyers collectively and not between and among the Buyers.

[Signature pages follow.]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

COMPANY:

OFA GROUP

Name:	Li Hsien “Larry” Wong
Title:	Chief Executive Officer

[Signature Page to Securities Purchase Agreement]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

BUYERS:

[BUYER]

Name:
Title:

Address for Notice to Buyer:

Address for Delivery of Shares to Buyer (if not same as address for notice):

Email:

Initial Preferred Shares: [●]

Initial Purchase Price: [●]

Second Preferred Shares: [●]

Second Purchase Price: [●]

Third Preferred Shares: [●]

Third Purchase Price: [●]

Additional Preferred Shares: [●]

Additional Purchase Price: [●]

[Signature Page to Securities Purchase Agreement]

Exhibit A

Certificate of Designations

[Attached]

Exhibit B

Registration Rights Agreement

[Attached]

Exhibit C

Irrevocable Transfer Agent Instruction Letter

[Attached]